Mail Stop 4561
Via facsimile 617-914-8200

March 7, 2008

Mr. Narendra K. Patni
c/o Mr. Gaurav Agarwal
Patni Computer Systems, Inc.
One Broadway
Cambridge, MA 02142

      Re: **Patni Computer Systems Limited**
             Form 20-F for the year ended December 31, 2006
             Filed June 29, 2007
             Forms 6-K filed February 8, 2007, April 26, 2007, July 26, 2007 and
             November 1, 2007
             File No. 1-32692

Dear Mr. Patni:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Kathleen Collins
                  Accounting Branch Chief